RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                          Los Angeles, California 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                November 22, 2004

VIA EDGAR AND FACSIMILE (202) 942-9528
--------------------------------------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548
Attn.: Alex Shukhman, Esq.

      Re:    United Heritage Corporation
             Registration Statement on Form SB-2
             File No. 333-115121

Dear Mr. Shukhman:

      On behalf of United Heritage Corp. (the "Registrant"), we respectfully submit this letter in response to your inquiry concerning the anticipated filing date of the registration statement on Form S-4 ("Form S-4") in connection with the Registrant's proposed merger with Imperial Petroleum, Inc. Based on current plans and circumstances, the parties expect to make the initial filing of the Form S-4 during the week of December 27, 2004.

      If you have any additional requests or comments, you may contact the undersigned at 310-208-1182.

                                            Very truly yours,

                                            RICHARDSON & PATEL LLP

                                            By: /s/ Dorothy B. Vinski
                                                -------------------------
                                                Dorothy B. Vinski

cc:  Mr. Walter Mize
     Richard Waggoner, Esq.